UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

December 16, 2022

(Commission File No. 001-40505)

Ambrx Biopharma Inc.

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10975 Torrey Pines Road

La Jolla, California 92037

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard.

On November 23, 2022, Ambrx Biopharma Inc. (the “Company”) received a written notice (the “Notice”) from the New York Stock Exchange (the “NYSE”) that the average closing price of the Company’s American Depositary Shares (each, an “ADS”), each representing seven ordinary shares, par value $0.0001 per ordinary share, had fallen below $1.00 per ADS over a period of 30 consecutive trading days, which is the minimum average closing price per ADS required to maintain continued listing on the NYSE under Section 802.01C (“Section 802.01C”) of the NYSE Listed Company Manual (the “Minimum Average Closing Price”). As of November 22, 2022, the 30 trading-day average closing price of the ADSs was $0.87 per ADS.

As required by Section 802.01C, the Company notified the NYSE within 10 business days of receipt of the Notice of its intent to cure the deficiency. Pursuant to the Notice, the Company has 30 days from the receipt of the Notice to issue a press release regarding the Notice, which is satisfied by the issuance of the press release referenced below. Under Section 802.01C, the Company has six months following receipt of the Notice to regain compliance with the minimum ADS price requirement, but may have additional time if shareholder approval is needed for any of its planned steps. The Company may regain compliance at any time during the six-month cure period if, on the last trading day of any calendar month during the cure period, the ADSs have a closing price of at least $1.00 per ADS and an average closing price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month.

The Notice has no immediate impact on the listing of the ADSs, which will continue to be listed and traded on the NYSE during the six-month cure period, subject to the Company’s compliance with other listing standards. In the event that the Company fails to restore its compliance with the continued listing standards of Section 802.01C, the ADSs will be subject to NYSE’s suspension and delisting procedures.

To address this issue, the Company intends to monitor the trading price of its listed securities and take steps to increase the value of its ADSs through implementation of its business strategy and consider its other options for regaining compliance with the NYSE’s continued listing standards.

There can be no assurance, however, that the Company will be able to regain compliance with the Minimum Average Closing Price, and even if it does, there can be no assurance that the Company will be able to maintain compliance with the continued listing requirements for the NYSE or that the Company’s ADSs will not be delisted in the future. In addition, the Company may be unable to meet other applicable listing requirements of the NYSE, including maintaining an average market capitalization of the Company of not less than $15.0 million over a 30 trading-day period, in which case, the ADSs could be delisted immediately notwithstanding the Company’s ability to demonstrate compliance with the Minimum Average Closing Price requirement.

Delisting from the NYSE may adversely affect the Company’s ability to raise additional financing through the public or private sale of equity securities, may significantly affect the ability of investors to trade the Company’s securities and may negatively affect the value and liquidity of the Company’s ADSs. Delisting also could have other negative results, including the potential loss of employee confidence, the loss of institutional investors or interest in business development opportunities.

If the Company is delisted from the NYSE and it is not able to list its ADSs on another exchange, the Company’s ADSs could be quoted on the OTC Bulletin Board or in the “pink sheets.” As a result, the Company could face significant adverse consequences including, among others:

•	a limited availability of market quotations for the Company’s securities;

•

a determination that the Company’s ADSs are a “penny stock” which will require brokers trading in the Company’s ADSs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Company’s securities;

•	a limited amount of news and little or no analyst coverage for the Company;

•	an inability to qualify for exemptions from state securities registration requirements, which may require the Company to comply with applicable state securities laws; and

•	a decreased ability to issue additional securities (including pursuant to registration statements on Form F-3) or obtain additional financing in the future.

On December 16, 2022, the Company issued a press release announcing that it had received the Notice. A copy of that press release is attached hereto as Exhibit 99.1 to this report on Form 6-K.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-257264 and No. 333-264490) and Form F-3 (Registration No. 333-266404).

Exhibits

Exhibit Number	Exhibit Description

99.1	Press release, dated December 16, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Ambrx Biopharma Inc.

By:	/s/ Sonja Nelson
Name:	Sonja Nelson
Title:	Chief Financial and Operating Officer

Date: December 16, 2022